# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avangrid, Inc., CIK 0001634997
CUSIP: 05351W103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 180 March Hill Road, Orange, Connecticut (CT), 06477
Date of event which requires filing of this statement: 12/23/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-16-462476
Filed by CIK 0001360587

## Reporting persons
- Iberdrola, S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 2 to Schedule 13G ("Amendment No.2") is filed to amend the Schedule 13G filed by the Reporting Person named therein with the Securities and Exchange Commission ("SEC") on February 12, 2016 with respect to Avangrid, Inc. (the "Issuer") (the "Original Schedule 13G"), as amended by Amendment No. 1 to the Original Schedule 13G filed with the SEC on February 7, 2022.
  This Amendment No. 2 is the final amendment to the Schedule 13G and constitutes an "exit filing" for the Reporting Person. As a result of the consummation of the Merger, the Reporting Person no longer beneficially owns any shares of Common Stock.
  See Item 4 below.

## Item 1. Issuer
Name of issuer: Avangrid, Inc.
Address of issuer's principal executive offices: 180 Marsh Hill Road, Orange, Connecticut 06477

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Iberdrola, S.A. (the "Reporting Person")
Address of principal business office or, if none, residence: Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009
Citizenship: Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Pursuant to the terms of that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 17, 2024, by and among the Issuer, the Reporting Person and Arizona Merger Sub, Inc., a wholly owned subsidiary of Reporting Person ("Merger Sub"), Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of the Reporting Person. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Merger Agreement.

At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Common Stock owned by the Reporting Person, Merger Sub or any other direct or indirect wholly owned Subsidiary of the Reporting Person, and in each case not held on behalf of the third parties (collectively, the "Excluded Shares")) was converted into a right to receive $35.75 per share of Common Stock in cash, without interest. At the Effective Time, (i) all shares of Common Stock ceased to be outstanding, were cancelled and ceased to exist and (ii) each Excluded Share ceased to be outstanding and was cancelled without payment of any consideration and ceased to exist.

As a result of the consummation of the Merger on December 23, 2024, as of the date hereof, (i) the Reporting Person beneficially owns 0 shares of Common Stock, constituting 0% of the shares of Common Stock and (ii) the Reporting Person became the direct owner of 100 shares of common stock of the Surviving Corporation which represents the only outstanding capital of the Surviving Corporation.

On the Closing Date, the NYSE filed with the SEC a notification of removal from listing on Form 25 in order to delist the Common Stock from the NYSE and deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effectiveness of the Form 25, the Issuer intends to file with the SEC a Form 15 requesting the termination of registration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Common Stock.

The foregoing descriptions of the Merger Agreement and the transactions contemplated hereby in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which was filed by the Issuer as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, dated May 17, 2024, and is incorporated herein by reference.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Iberdrola, S.A.: /s/ David Jose Mesonero Molina, Global Head of Corporate Development (12/23/2024)